August 19, 2019

Mr. Geoff Kruczek Special Counsel Offices of Electronics and Machinery Division of Corporation Finance Securities and Exchange Commission (the “Commission”) 100 F Street, N.E. Washington, D.C. 20549
Re:	Responses to the Securities and Exchange Commission Staff Comments dated August 14, 2019 regarding Cool Holdings, Inc.

Preliminary Proxy Statement on Schedule 14A filed August 1, 2019

File No. 001-32217

Dear Mr. Kruzcek:

This letter responds to the comments of the staff of the Commission (the “Staff”) set forth in the August 14, 2019 letter (the “Comment Letter”) regarding the above-referenced preliminary proxy statement of Cool Holdings, Inc. (the “Company”).  For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly.

In our response, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the Staff, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Preliminary Proxy Statement on Schedule 14A filed August 1, 2019

Staff Comment No. 1.

Overview of Proposals 3-6, page 16

1. We note the relationship of proposals to the Simply Mac, Inc. transaction. Please revise to include the disclosures required by Item 14 of Schedule 14A regarding the Simply Mac transaction and the parties to the transaction. See Note A to Schedule 14A.

The Company’s Response No. 1:

In order to eliminate the need for disclosures required by Note A and Item 14 of Schedule 14A, regarding the Simply Mac transaction and the parties to the transaction, we are withdrawing Proposals 4 and 5, which provide for conversion of notes, and issuance of warrants, to the “Investors” (as defined below) on discounted terms that are as favorable as terms available to other investors.  Concurrently with filing this response letter with the Commission, we are filing an amended preliminary proxy statement which reflects this withdrawal, including amending and restating the following paragraph from:

OVERVIEW OF PROPOSALS 3-6

In connection with our proposed acquisition of Simply Mac, Inc (“Simply Mac”) we are seeking to raise additional funds and affect a recapitalization of Cool Holdings in order to better position the Company for the future and maintain our listing on NASDAQ. Proposal 3 is intended to encourage our noteholders to convert their notes and warrant holders to exercise their warrants in order to eliminate the majority of our

Geoff Kruczek

August 19, 2019

debt obligations and improve our cash position. Proposals 4 and 5 are intended to assist with the capital raises needed to close the acquisition of Simply Mac, and Proposal 6 is intended to ensure that we have sufficient cash to operate our business going forward. It is extremely important for our shareholders to approve these proposals in order for us to continue moving forward with our business plan.

To:

OVERVIEW OF PROPOSALS 3-4

We are seeking to raise additional funds and affect a recapitalization of Cool Holdings in order to better position the Company for the future and maintain our listing on NASDAQ. Proposal 3 is intended to encourage our noteholders to convert their notes and warrant holders to exercise their warrants in order to eliminate the majority of our debt obligations and improve our cash position. Proposal 4 is intended to ensure that we have sufficient cash to operate our business going forward. It is extremely important for our shareholders to approve these proposals in order for us to continue moving forward with our business plan.

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In connection with a capital reorganization, the Company is required to obtain shareholder approval in order to make modifications to certain outstanding debt, convertible debt and warrants to purchase shares of common stock of the Company. As the Company is proposing to lower the exercise or conversion price on these securities, shareholder approval of Proposal 3 is required in order to comply with the Company’s requirements as a NASDAQ listed issuer. The Company is seeking to make these modifications to existing securities in order to raise funds to meet the Company’s ongoing working capital needs.

Separate and apart from the capital reorganization, the Company obtained a commitment from an investor to provide the necessary funds for the Company to acquire Simply Mac, Inc. The raising of these funds as set out in the commitment letter does not require shareholder approval. In addition, the acquisition of Simply Mac does not require shareholder approval. Furthermore, even if Proposals 4 and 5 as set out in the preliminary proxy statement are not brought before shareholders at this upcoming meeting the funds will be obtained from the investor (or any sub investors brought in by the investor, collectively the “Investors”) and the Simply Mac transaction will close. Proposals 4 and 5 of the preliminary proxy statement had been originally included in an attempt to provide the new Investors with the same terms on their convertible notes and warrants as those terms being offered to the existing security holders. However, providing equivalent conversion and exercise terms to new Investors is not required as part of the Simply Mac funding commitment, and as such no shareholder vote is required in connection with the issuance of the convertible notes and warrants described in former Proposals 4 and 5.  As a result, the Company is removing Proposals 4 and 5 from the preliminary proxy statement.

As we are implementing the foregoing amendments to the preliminary proxy statement, the Company respectfully submits that it is not required to include disclosures required under Note A and Item 14 of Schedule 14A related to the acquisition of Simply Mac.

Geoff Kruczek

August 19, 2019

Thank you for your review of the filing.  If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (858) 373-1675 or James Guttman of Dorsey & Whitney LLP at (416) 367-7376.

Sincerely,

Cool Holdings, Inc.

    /s/ Vernon A. LoForti

Vernon A. LoForti

Chief Financial Officer

cc:   James Guttman, Dorsey & Whitney LLP